                                                                   Exhibit 99.1

(VIVENDI UNIVERSAL LOGO)

NOTE TO READERS: Vivendi Universal provided preliminary, unaudited revenue information on a French GAAP basis for the third quarter and the first nine months of 2003 to `Balo' a French official bulletin for publication in accordance with French regulatory requirements.

                       REVENUES FOR THIRD QUARTER OF 2003

      - PRO FORMA(1) THIRD QUARTER 2003 REVENUES FOR VIVENDI UNIVERSAL DECLINED 7%, AND 2% AT CONSTANT CURRENCY.

      -     VIVENDI UNIVERSAL REITERATES ITS EARNINGS TARGETS FOR FULL YEAR
            2003.

PARIS, NOVEMBER 7, 2003 - Vivendi Universal's [PARIS BOURSE: EX FP; NYSE: V] consolidated revenues for the third quarter of 2003 amounted to E5,903 million compared with E14,551 million for third quarter of 2002.

Excluding Veolia Environnement and the publishing businesses divested in 2002 and 2003, pro forma1 third quarter 2003 revenues for Vivendi Universal declined 7%, and 2% at constant currency.

For the first nine months of 2003, Vivendi Universal reported revenues of E18,267 million compared with E44,541 million for the first nine months of 2002. On a pro forma basis(1), revenues were down 10% and 3% at constant currency, for the first nine months of 2003.

Despite the fall in the dollar against the euro, given the improvements in its business units' performance, Vivendi Universal reiterates its earnings targets for full year 2003:

      -     Very strong growth in operating income,

      -     Significant growth in cash flow from operations(2),

      -     Very strong growth in proportionate cash flow from operations(3),

      -     Return to profit (excluding non-recurring items and goodwill).

Due to the expected closing of the VUE-NBC merger in 2004, Vivendi Universal's net debt(4), at the end of 2003, should be at around E13 billion. At the end of 2004, Vivendi Universal's net debt is expected to be below E5 billion.

----------

(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposal of VUP assets in 2002 & 2003 as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) with the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(3) Defined as cash flow from operations excluding the minority stake in all less than 100% entities.

               CONSOLIDATED REVENUES FOR THE THIRD QUARTER OF 2003

In E million                              3rd Q 2003      3rd Q 2002       Variation      Variation pro
                                                                                             forma at
                                                                                             constant
                                                                                             currency
-------------------------------------------------------------------------------------------------------
SFR-Cegetel                                  1,941          1,804             +8%              +8%
-------------------------------------------------------------------------------------------------------
Maroc Telecom                                 387            399              -3%               0%
-------------------------------------------------------------------------------------------------------
TOTAL TELECOM                                2,328          2,203             +6%              +6%
-------------------------------------------------------------------------------------------------------
UMG                                          1,115          1,328            -16%              -9%
-------------------------------------------------------------------------------------------------------
VUE                                          1,305          1,291             +1%              +13%
-----------------------------------------------------------------------------------------------------------------
Canal Plus Group                              969           1,167            -17%              -15%        +3%(5)
-----------------------------------------------------------------------------------------------------------------
VU Games                                      77             166             -54%              -39%
-------------------------------------------------------------------------------------------------------
TOTAL MEDIA                                  3,466          3,952            -12%              -5%
-------------------------------------------------------------------------------------------------------
TOTAL FOR MAIN BUSINESSES                    5,794          6,155             -6%              -1%
-------------------------------------------------------------------------------------------------------
Others(6)                                     109            170             -36%              -38%
-------------------------------------------------------------------------------------------------------
TOTAL FOR CONTINUING OPERATIONS              5,903          6,325             -7%              -2%
-------------------------------------------------------------------------------------------------------
Veolia Environnement                           -            7,184             NA
-------------------------------------------------------------------------------------------------------
VUP assets sold in 2002 and 2003               -            1,042             NA
-------------------------------------------------------------------------------------------------------
TOTAL                                        5,903          14,551           -59%
-------------------------------------------------------------------------------------------------------

          COMMENTS FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM BUSINESSES
                          FOR THE THIRD QUARTER OF 2003

TELECOM ACTIVITY: VIVENDI UNIVERSAL'S TELECOM ACTIVITY (SFR-CEGETEL AND MAROC TELECOM) REVENUES FOR THE THIRD QUARTER OF 2003 AMOUNTED TO E2,328 MILLION, UP 6%, COMPARED WITH E2,203 MILLION FOR THE THIRD QUARTER OF 2002.

SFR-CEGETEL:

SFR-Cegetel Group consolidated revenues for the third quarter of 2003 amounted to E1.9 billion, an 8% increase compared to the same period last year.

Mobile telephony generated revenues of E1.7 billion, up 10% driven by continuing strong growth of the customer base and a favourable customer mix. Compared to September 2002, post paid customer base grew 20% totalling 56.9% of total customer base against 51.3%.

Fixed telephony revenues declined 7% to E200 million mainly explained by unfavourable impact of year end 2002 voice price decreases and an unfavourable traffic mix.

----------

(4) French GAAP gross debt less cash and cash equivalents.

(5) Variation on a comparable basis (excluding all scope changes, principally Telepiu).

(6) Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

MAROC TELECOM:

Maroc Telecom's third quarter 2003 revenues amounted to E387 million, flat at constant currency. Mobile sales are up 8%, at constant currency, thanks to a larger pool of customers. Maroc Telecom has now more than 5 million mobile users.

Fixed sales declined slightly mainly because of lower national voice traffic and international incoming traffic. Maroc Telecom has more than 1.1 million customers in the fixed activity.

MEDIA ACTIVITY: VIVENDI UNIVERSAL'S MEDIA ACTIVITY (UNIVERSAL MUSIC GROUP, VIVENDI UNIVERSAL ENTERTAINMENT, CANAL PLUS GROUP AND VIVENDI UNIVERSAL GAMES) REVENUES FOR THE THIRD QUARTER OF 2003 AMOUNTED TO E3,466 MILLION, DOWN 12% AND 5% ON A PRO FORMA BASIS AT CONSTANT CURRENCY, COMPARED WITH E3,952 MILLION FOR THE THIRD QUARTER OF 2002.

UNIVERSAL MUSIC GROUP (UMG):

UMG's revenues for the third quarter 2003 of 1.1 billion were 16% below last year due to weak music market conditions and adverse currency movements, particularly the strengthening of the Euro against the US dollar. In constant currency, sales were down 9%. The improved performance in the quarter relative to the first half of 2003 reflected a stronger release schedule and higher Music Publishing revenue. Best sellers in the quarter were Bad Boy II O.S.T. and new releases late in the period from Limp Bizkit, Sting and Nickelback. Other best sellers were the new release from Mary J. Blige and the Now 13 compilation album in the U.S. Last year's best sellers were Eminem and Nelly, both released in the second quarter, and a new album of Bon Jovi.

In the U.S. total album unit sales as measured by SoundScan declined 6% against the prior year. It is the fourth consecutive quarter that the rate of sales has fallen. UMG's album market share fell slightly to 27.9% versus 28.7% last year.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

VUE revenues amounted to E1,305 million, up 1% and 13% on a pro forma basis at constant currency. Strong performance at Universal Pictures was partially offset by the absence of any revenues from Spencer Gifts, which was sold in the second quarter of 2003.

Universal Pictures Group revenues increased 38% on a comparable basis (stand alone, pro forma, in dollars and in U.S. GAAP). Positive results were driven by the theatrical successes of American Wedding and Seabiscuit versus The Bourne Identity and Blue Crush in the same period of the prior year. Additional upside was generated by a stronger home video performance from 2 Fast 2 Furious, as well as the Scarface and Animal House promotion, when compared to Big Fat Liar and Dragonfly in the prior period.

Universal Television Networks revenues were up 5% on a comparable basis (stand alone, pro forma, in dollars and in U.S. GAAP), reflecting ad sales growth at both USA Network and Sci Fi Channel due to continued pricing strength, as well as increased subscriber revenue at both networks. Revenues at Universal Television Production increased 4%, primarily due to the continued strong performance of the three Law & Order franchise series, as well as an increased volume of cable production.

Universal Parks & Resorts revenues were essentially flat to prior period.

CANAL PLUS GROUP:

Canal Plus Group revenues for the third quarter 2003 amounted to E969 million. Excluding all scope changes, principally Telepiu, revenues were up 3%.

French pay-TV activities grew by 3% mainly thanks to the strong performances of Canalsatellite and Media Overseas.

The motion picture activity benefited principally from the royalties generated by Working Title movies.

VIVENDI UNIVERSAL GAMES (VUG):

VUG revenues in the third quarter of 2003 amounted to E77 million, a 54% reduction versus prior year; at constant currency, revenues were down 39%.

In 2003, the key launches were Simpsons, Hit and Run, Warcraft III Expansion pack in Europe, Homeworld 2, Bounty Hunter, Buffy, Chaos Bleeds and Crash V. This compared to a stronger line-up in 2002 which included Warcraft III in Europe, The Thing, Bruce Lee, Crash V, Fellowship of the Ring, The Scorpion King and Spyro II. In addition, pricing pressures were far greater in 2003 than in 2002.

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that : the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does have any obligation, to provide updates or to revise any forward-looking statements.

CONTACTS :

MEDIA                                    INVESTOR RELATIONS
PARIS                                    PARIS
Antoine Lefort                           Daniel Scolan
+33 (0) 1 71 71 11 80                    +33 (0) 171 71 32 91
Agnes Vetillart                          Laurence Daniel
+33 (0) 1 71 71 30 82                    +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86                    NEW YORK
                                         Eileen McLaughlin
                                         +(1) 212.572.8961

                                VIVENDI UNIVERSAL
                          REVENUES BY BUSINESS SEGMENT
                            (French GAAP, unaudited)

                                                                                 ACTUAL (1)
                                                       ------------------------------------------------------------------
                                                         Quarter Ended September 30,      Nine Months Ended September 30,
                                                       ------------------------------    --------------------------------
                                                         2003       2002     % Change      2003        2002      % Change
                                                       -------    --------   --------    --------    --------    --------
REVENUES                                                                     (In millions of euros)
  SFR - Cegetel                                        E 1 941    E  1 804         8%    E  5 553    E  5 246          6%
  Maroc Telecom                                            387         399        -3%       1 101       1 115         -1%
                                                       -------    --------   --------    --------    --------    --------
  TELECOM ACTIVITY                                       2 328       2 203         6%       6 654       6 361          5%
  Universal Music Group                                  1 115       1 328       -16%       3 283       4 201        -22%
  Vivendi Universal Entertainment                        1 305       1 291         1%       4 267       4 442         -4%
  Canal Plus Group                                         969       1 167       -17%       3 184       3 511         -9%
  Vivendi Universal Games (2)                               77         166       -54%         317         502        -37%
                                                       -------    --------   --------    --------    --------    --------
  MEDIA ACTIVITY                                         3 466       3 952       -12%      11 051      12 656        -13%
  Others (3)                                               109         170       -36%         434         612        -29%
                                                       -------    --------   --------    --------    --------    --------
  TOTAL VIVENDI UNIVERSAL
     (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)      E 5 903    E  6 325        -7%    E 18 139    E 19 629         -8%
                                                       =======    ========   ========    ========    ========    ========
  Veolia Environnement                                       -       7 184         na           -      22 135          na
  VUP assets sold during 2002 and 2003 (4)                   -       1 042         na         128       2 777        -95%
                                                       -------    --------   --------    --------    --------    --------
  TOTAL VIVENDI UNIVERSAL                              E 5 903    E 14 551       -59%    E 18 267    E 44 541        -59%
                                                       =======    ========   ========    ========    ========    ========

                                                                                PRO FORMA (5)
                                                       ------------------------------------------------------------------
                                                         Quarter Ended September 30,      Nine Months Ended September 30,
                                                       ------------------------------    --------------------------------
                                                         2003       2002     % Change      2003        2002      % Change
                                                       -------    --------   --------    --------    --------    --------
REVENUES                                                                    (In millions of euros)
  SFR - Cegetel                                        E 1 941    E  1 804         8%    E  5 553    E  5 246          6%
  Maroc Telecom                                            387         399        -3%       1 101       1 115         -1%
                                                       -------    --------   --------    --------    --------    --------
  TELECOM ACTIVITY                                       2 328       2 203         6%       6 654       6 361          5%
  Universal Music Group                                  1 115       1 328       -16%       3 283       4 201        -22%
  Vivendi Universal Entertainment                        1 305       1 314        -1%       4 267       5 139        -17%
  Canal Plus Group                                         969       1 144       -15%       3 184       3 442         -7%
  Vivendi Universal Games (2)                               77         166       -54%         317         502        -37%
                                                       -------    --------   --------    --------    --------    --------
  MEDIA ACTIVITY                                         3 466       3 952       -12%      11 051      13 284        -17%
  Others (3)                                               109         170       -36%         434         612        -29%
                                                       -------    --------   --------    --------    --------    --------
  TOTAL VIVENDI UNIVERSAL                              E 5 903    E  6 325        -7%    E 18 139    E 20 257        -10%
                                                       =======    ========   ========    ========    ========    ========
  (EXCLUDING BUSINESSES SOLD IN 2002 AND 2003)

(1) 2003 and 2002 revenues totals represent actual revenues as published in BALO on November 7, 2003 and on November 15, 2002 respectively.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Investima 10 in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002. Please note that prior to its sale, Comareg was included in "Others" in the first quarter revenues published on June 17, 2003 for E128 million.

(5) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual revenues of Vivendi Universal's businesses (excluding businesses sold) and the actual revenues reported by each of the acquired businesses in each period presented. Additionally, the revenues of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total revenues of Vivendi Universal. The pro forma revenues are not necessarily indicative of the combined revenues that would have occurred had the transactions actually occurred at the beginning of 2002.